SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ENERSYS

(Name of Subject Company (issuer) and Filing Person (offeror))

3.375% Convertible Senior Notes Due 2038

(Title of Class of Securities)

29275Y AA0

(CUSIP Number of Class of Securities)

Thomas O’Neill

Vice President and Treasurer

2366 Bernville Road

Reading, Pennsylvania 19605

(610) 208-1991

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Stacy J. Kanter, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$172,356,000 (1)	$20,027.77 (2)

(1)	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 3.375% Convertible Senior Notes Due 2038, as described herein, is $1,000 per $1,000 principal amount outstanding. As of April 30, 2015 there was $172,356,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $172,356,000.

(2)	The amount of the filing fee equals $116.20 per $1 million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $20,027.77	Filing Party: EnerSys
Form or Registration No.: 005-80416	Date Filed: May 1, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by EnerSys, a Delaware corporation (the “Company”), with respect to the Company’s offer to purchase the 3.375% Convertible Senior Notes due 2038 that were issued by the Company (the “Notes”), upon the terms and conditions set forth in the indenture governing the Notes (the “Indenture”), the Company Notice dated May 1, 2015, as amended by Amendment No. 1 to the Schedule TO, filed by the Company on May 7, 2015, and the related offer materials filed as Exhibits (a)(1)(B) to (a)(1)(D) to the Schedule TO.

This Amendment No. 2 to Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Items 1, 4, 8 and 11.

Items 1, 4, 8 and 11 of the Schedule TO, are hereby amended and supplemented as follows:

The holders’ right to surrender the Notes for repurchase (the “Offer”) expired at 11:59 p.m., New York City time, on Friday, May 29, 2015. The Company has been advised by The Bank of New York Mellon, the Paying Agent, that no Notes were tendered pursuant to the terms of the Offer and not withdrawn.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENERSYS

By:	/s/ Richard W. Zuidema
	Name:	Richard W. Zuidema
	Title:	Executive Vice President

Dated: June 2, 2015

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